Exhibit 99.1

Buenos Aires. September 16, 2019 Note: CPSA-GG-N-0500/19-AL

Comisión Nacional de Valores

Subject: Summary – Ordinary General Meeting of Shareholders dated September 13, 2019.

Ladies and gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) so as to submit the summary of the Annual General Meeting of Shareholders dated September 13, 2019.

Shareholders representing 80.98% of the capital share and votes attended the Annual General Meeting. The following are the decisions taken:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES. It was decided, by the majority of votes, to appoint shareholders Marcelo Suvá and Gonzalo Pérès Moore to sign the minutes.

2) CONSIDERATION OF THE USE OF THE VOLUNTARY RESERVE, POSSIBILITY OF RATIFICATION, CORRECTION AND/OR REVERSAL. It was approved, by the majority of votes, to ratify the current optional reserve of the Company.

3) GRANTING OF AUTHORIZATIONS. It was approved by the majority of votes to authorize Mr. Chairman and/or he whom he appoints, and/or José Manuel Pazos, Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Christian Rodr’guez Montes and/or Victoria Casabella Mart’nez, and/or Mariano Luchetti and/or Mar’a Agustina Leppen and/or Mar’a Lucila Winschel and/or Veronica Apollonio and/or Jose Mar’a Bazan and/or Juan Barros Mos and/or Teodoro Rodr’guez Cáceres so that they, individually and indistinctly, perform all the procedures needed for filing the decisions taken at Shareholders’ Meeting with supervisory entities.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099